Filed by Price Communications
                                         Corporation pursuant to Rule 425
                                         under the Securities Act of 1933
                                         and deemed filed pursuant to Rule
                                         14a-12 under the Securities
                                         Exchange Act of 1934.

                                         Subject Company: Price Communications
                                                          Corporation
                                         File Number: 333-82408



                        PRICE COMMUNICATIONS CORPORATION
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News Release                                                 Contact:
         February 11, 2002                                        Robert Price
                                                                  (212) 757-5600

                Price Communications and Verizon Communications
    File Joint Proxy Statement and Prospectus to Complete Verizon Wireless'
                  Acquisition of Price Communications Wireless

NEW YORK, NY - Price Communications Corporation (NYSE:PR) announced that it has filed with Verizon Communications a joint Proxy Statement/Prospectus relating to an Annual Meeting seeking Price shareholder approval for the exchange of the assets of its Price Wireless subsidiary for a preferred limited partnership interest in a newly-formed wireless partnership owned by Verizon Communications and Vodafone. This preferred interest will be exchangeable for Verizon Wireless stock after a qualifying initial public offering by Verizon Wireless. Absent a public offering, it will be exchanged into Verizon Communications stock. The Proxy Statement/Prospectus will be mailed to stockholders after completion of review by the Securities and Exchange Commission. The Verizon Prospectus registers the preferred interest and the shares of Verizon Communications common stock that may be eventually exchanged with Price Communications for the preferred interest.

In this connection, Robert Price, President of Price Communications, stated,

     "We are pleased to take this important step pursuant to our Agreement for the sale of the assets of our wireless subsidiary to Verizon Wireless. Our board of directors believes that Verizon Wireless is the premier wireless company in the United States and we look forward to the approval of our shareholders and the closing.

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     "After the SEC has completed its review, it will be circulated to shareholders and we urge that all shareholders vote their shares in favor of this transaction.

     "Completion of the acquisition is subject to the consent of 66 2/3% of Price Communications' shareholders. The Company expects the deal to close in the first half of this year."

Price Communications Corporation (PR) is a New York Stock Exchange public company and will continue to so trade. It is also traded on the Chicago Stock Exchange (symbol: PR.M), the Boston Stock Exchange (symbol: PR.B), the Pacific Stock Exchange (symbol: PR.P), and trades in Euros on the Frankfurt and Munich Stock Exchanges. It is headquartered in New York City.

In connection with these transactions, Price Communications, Verizon Communications and Verizon Wireless of the East L.P. have filed a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors are urged to read the entire joint proxy statement/prospectus because it contains important information. Investors can obtain a free copy of these and any other documents filed with the Securities and Exchange Commission at the Web site of the Securities and Exchange Commission (www.sec.gov).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For information concerning participants in Price Communications' solicitation of proxies for shareholder approval of the transaction, see the joint proxy statement/prospectus filed with the Securities and Exchange Commission, which document is available in the same manner as described above.